Mail Stop 3628

                                                               June 25, 2021

    Eric Duenwald
    President
    Synchrony Card Funding, LLC
    777 Long Ridge Road
    Stamford, CT 06902

           Re:    Synchrony Card Funding, LLC
                  Synchrony Card Issuance Trust
                  Registration Statement on Form SF-3
                  Filed June 24, 2021
                  File Nos. 333-257355 and 333-257355-01

    Dear Mr. Duenwald:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
    551-3262 if you have any questions.

                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance


    cc:    Paul Clancy, Esq.
           Synchrony Bank

           Jan C. Stewart, Esq.
           Mayer Brown LLP